UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

May 30, 2013

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the minutes of the 2013 Annual General Meeting of Shareholders held on May 16, 2013.

Exhibit

1.	Minutes of the 2013 Annual General Meeting of Shareholders of Textainer Group Holdings Limited held on May 16, 2013

Exhibit 1

Textainer Group Holdings Limited

MINUTES OF

THE 2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS

On Thursday, May 16, 2013, at 9:00 a.m. (local time), Textainer Group Holdings Limited, a Bermuda company (the “Company”), held its 2013 Annual General Meeting of Shareholders (the “2013 Annual Meeting”) at The Fairmont Southampton, 101 South Shore Road, Southampton, Bermuda. The close of business on April 1, 2013 was fixed as the record date for determining the holders of record (the “Shareholders”) of the Company’s common shares, $0.01 par value per share (“Common Shares”), entitled to notice of and to vote at the 2013 Annual Meeting (including any postponement or adjournment(s) thereof). Notice of the 2013 Annual Meeting was given to the Shareholders pursuant to a Notice of 2013 Annual General Meeting of Shareholders dated April 4, 2013, which, together with the accompanying Proxy Statement and the accompanying Proxy Card, was first mailed to the Shareholders on or about April 4, 2013. As of April 1, 2013, there were 56,262,062 Common Shares issued and outstanding. A total of 46,245,809 Common Shares issued and outstanding as of April 1, 2013 were present in person or by proxy at the 2013 Annual Meeting, representing 82.2% of the total Common Shares issued and outstanding as of April 1, 2013.

CHAIRMAN AND SECRETARY

Neil I. Jowell acted as chairman of the 2013 Annual Meeting (the “Chairman”) and Dan Cohen, Assistant Company Secretary served as secretary of the 2013 Annual Meeting.

CONFIRMATION OF NOTICE AND QUORUM

The Chairman confirmed that notice of the 2013 Annual Meeting had been given to all of the Shareholders and that a quorum was present.

THE MEETING

The Chairman then proposed for consideration by the Shareholders the following resolutions, each of which was duly adopted as indicated below:

PROPOSAL ONE: APPROVAL OF RE-ELECTION OF CLASS I DIRECTORS

WHEREAS, based upon the recommendation of the Corporate Governance and Nominating Committee, the Board of Directors has nominated each of the following individuals to stand for re-election, in each case, as a Class I director of the Company, at the 2013 Annual Meeting:

Mr. John A. Maccarone

Mr. Dudley R. Cottingham

Mr. Hyman Shwiel

Mr. James E. Hoelter

RESOLVED, that Mr. John A. Maccarone be, and hereby is, re-elected as a Class I director of the Company;

For: 40,318,020 Common Shares, representing 87.2% of the Common Shares issued and outstanding as of April 1, 2013 present in person or by proxy and voting thereon.

Against: 5,864,943 Common Shares, representing 12.7% of the Common Shares issued and outstanding as of April 1, 2013 present in person or by proxy and voting thereon.

Non-votes: 27,373 Common Shares, representing 0.0% of the Common Shares issued and outstanding as of April 1, 2013 present in person or by proxy and voting thereon.

Abstain: 35,473 Common Shares, representing 0.1% of the Common Shares issued and outstanding as of April 1, 2013 present in person or by proxy and voting thereon.

RESOLVED FURTHER, that Mr. Dudley R. Cottingham be, and hereby is, re-elected as a Class I director of the Company;

For: 44,163,925 Common Shares, representing 95.5% of the Common Shares issued and outstanding as of April 1, 2013 present in person or by proxy and voting thereon.

Against: 2,019,114 Common Shares, representing 4.4% of the Common Shares issued and outstanding as of April 1, 2013 present in person or by proxy and voting thereon.

Non-votes: 27,373 Common Shares, representing 0.0% of the Common Shares issued and outstanding as of April 1, 2013 present in person or by proxy and voting thereon.

Abstain: 35,397 Common Shares, representing 0.1% of the Common Shares issued and outstanding as of April 1, 2013 present in person or by proxy and voting thereon.

RESOLVED FURTHER, that Mr. Hyman Shwiel be, and hereby is, re-elected as a Class I director of the Company.

For: 46,087,937 Common Shares, representing 99.7% of the Common Shares issued and outstanding as of April 1, 2013 present in person or by proxy and voting thereon.

Against: 94,948 Common Shares, representing 0.2% of the Common Shares issued and outstanding as of April 1, 2013 present in person or by proxy and voting thereon.

Non-votes: 27,373 Common Shares, representing 0.0% of the Common Shares issued and outstanding as of April 1, 2013 present in person or by proxy and voting thereon.

Abstain: 35,551 Common Shares, representing 0.1% of the Common Shares issued and outstanding as of April 1, 2013 present in person or by proxy and voting thereon.

RESOLVED FURTHER, that Mr. James E. Hoelter be, and hereby is, re-elected as a Class I director of the Company.

For: 40,350,383 Common Shares, representing 87.3% of the Common Shares issued and outstanding as of April 1, 2013 present in person or by proxy and voting thereon.

Against: 5,832,724 Common Shares, representing 12.6% of the Common Shares issued and outstanding as of April 1, 2013 present in person or by proxy and voting thereon.

Non-votes: 27,373 Common Shares, representing 0.0% of the Common Shares issued and outstanding as of April 1, 2013 present in person or by proxy and voting thereon.

Abstain: 35,329 Common Shares, representing 0.1% of the Common Shares issued and outstanding as of April 1, 2013 present in person or by proxy and voting thereon.

PROPOSAL TWO: APPROVAL OF ANNUAL AUDITED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

WHEREAS, the Board of Directors of the Company has approved the annual audited financial statements of the Company for the fiscal year ended December 31, 2012, a copy of which is included in the Company’s 2012 Annual Report to Shareholders and laid before the Shareholders at the 2013 Annual Meeting (the “2012 Financial Statements”).

RESOLVED, that the 2012 Financial Statements, as included in the Company’s 2012 Annual Report to Shareholders be, and they hereby are, approved.

For: 45,508,944 Common Shares, representing 98.4% of the Common Shares issued and outstanding as of April 1, 2013 present in person or by proxy and voting thereon.

Against: 66,693 Common Shares, representing 0.1% of the Common Shares issued and outstanding as of April 1, 2013 present in person or by proxy and voting thereon.

Non-votes: 27,373 Common Shares, representing 0.0% of the Common Shares issued and outstanding as of April 1, 2013 present in person or by proxy and voting thereon.

Abstain: 642,799 Common Shares, representing 1.4% of the Common Shares issued and outstanding as of April 1, 2013 present in person or by proxy and voting thereon.

PROPOSAL THREE: APPROVAL OF RE-APPOINTMENT OF KPMG LLP AS

INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2013

AND AUTHORIZATION FOR THE BOARD OF DIRECTORS, ACTING THROUGH

THE AUDIT COMMITTEE, TO FIX THE REMUNERATION OF THE INDEPENDENT

AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2013

WHEREAS, the Board of Directors has ratified the approval of the Audit Committee of the Board of Directors (the “Audit Committee”) of the re-appointment of KPMG LLP, an independent registered public accounting firm, to act as the Company’s independent auditors for the fiscal year ending December 31, 2013.

RESOLVED, that the re-appointment of KPMG LLP to act as the Company’s independent auditors for the fiscal year ending December 31, 2013 and the authorization for the Board of Directors through the Audit Committee to fix the remuneration of the Company’s independent auditors for the fiscal year ending December 31, 2013 be, and they hereby, are approved.

For: 46,165,551 Common Shares, representing 99.8% of the Common Shares issued and outstanding as of April 1, 2013 present in person or by proxy and voting thereon.

Against: 50,334 Common Shares, representing 0.1% of the Common Shares issued and outstanding as of April 1, 2013 present in person or by proxy and voting thereon.

Abstain: 29,924 Common Shares, representing 0.1% of the Common Shares issued and outstanding as of April 1, 2013 present in person or by proxy and voting thereon.

OTHER BUSINESS

No other business was brought before the meeting.

CLOSE OF MEETING

There being no further business, the 2013 Annual Meeting then concluded.

Minutes prepared by:	Confirmed by:

/s/ Dan Cohen	/s/ Neil I. Jowell
Dan Cohen	Neil I. Jowell
Assistant Company Secretary	Chairman of the Meeting
Date: May 27, 2013	Date: May 27, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2013

Textainer Group Holdings Limited

/s/ Philip K. Brewer
Philip K. Brewer President and Chief Executive Officer